Mark G. Borden

+ 1 617 526 6675(t)

+ 1 617 526 5000(f)

mark.borden@wilmerhale.com

March 12, 2012

By EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Charles Lee

Re:	Demandware, Inc.

Registration Statement on Form S-1 (File No. 333-175595)

Amendment No. 7 filed March 12, 2012

Ladies and Gentlemen:

On behalf of Demandware, Inc. (the “Company”), submitted herewith for filing is Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-175595) filed by the Company with the U.S. Securities and Exchange Commission on July 15, 2011.

If you have any questions, please contact me at the telephone number indicated above or Clark Petschek of this firm at (212) 937-7334.

Sincerely,

/s/ Mark G. Borden
Mark G. Borden

cc:	Thomas D. Ebling, Demandware, Inc.